PE
3/31/02

02029876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002.

NOVEL DENIM HOLDINGS LIMITED

(Translation of registrant's name into English)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
(address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___x___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___x___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

CONTENTS

NOVEL DENIM HOLDINGS LIMITED

Contact: Andrew L. Fine
Investor Relations
+1 212 953 1373

FOR IMMEDIATE RELEASE

NOVEL DENIM HOLDINGS LIMITED ANNOUNCES PRODUCTION DISRUPTION IN MADAGASCAR AND MAURITIUS

HONG KONG, March 28, 2002 -- Novel Denim Holdings Limited (Nasdaq: NVLD) announced that following the close monitoring of the political situation in Madagascar since early February, it has decided to close both its woven and knit operations in Madagascar and transfer its woven production to Mauritius and South Africa. For the third quarter of fiscal 2002, Madagascar generated approximately 20% of total sales and operated at a loss.

"The political situation in Madagascar has deteriorated since February and has created a number of significant operational difficulties," explained Mr. K.C. Chao CEO of Novel Denim. "Our factories are facing severe fuel shortages and production delays due to road blockages, limited air freight and substantial customer discounts for late deliveries. In February we expected that the situation would improve and that all the orders we had on hand would be completed in Madagascar. However, because of the constraints described above, we were unable to ship many of the orders and have now decided to close our Madagascar operations over the next three months, including our knitted shirts business," explained Mr. Chao.

The Company expects to report an unbudgeted operating loss from its Madagascar operations during the fourth quarter of approximately $1.5 million. In addition, the closure of the woven and knit operations will result in a non-recurring charge of approximately $3.7 million relating to air transportation costs, discounts given to customers for late deliveries and the impairment of inventory associated with orders that cannot be completed.

Mauritius

The Company further announced that it has experienced production disruptions caused by an unanticipated labor dispute involving some of the Company's expatriate employees working in Mauritius. All but a few of the Company's 1,500 expatriate employees have returned to work and the factories are now running at normal production levels. The Company employs approximately 6,000 people in Mauritius. As a result of the lost production time, the Company expects to incur a shortfall versus planned garment shipments from Mauritius during March of between 25% to 40%.

"While we expect this disruption to cause shipment delays and adjustments to our orders, we are pleased to have reached a satisfactory accord with our expatriate workers. We have worked quickly with the recruiting agency for these employees and with the assistance of the Mauritian government, and believe we have addressed all the primary concerns of the expatriate workforce. For over 10 years we have enjoyed a good relationship with our expatriate work force in Mauritius and expect this to resume in short order," commented Mr. Chao.

Fiscal 2002 Fourth Quarter Results

The Company reported that, as a result of the above events, it expects to report a loss of between $0.20 and $0.25 per share for the fourth quarter, before the $3.7 million one-time charge associated with closing the Madagascar operations.

Fiscal 2003 Results

Given the disruptions, the Company is currently working with its customers on new delivery schedules and expects to achieve diluted earnings per share of between $1.00 to $1.20 in fiscal 2003. "While the coming fiscal year will not be as profitable as previously expected, these production disruptions while unfortunate don't diminish our strategic advantage of providing our customers with a superior price value relationship and the

Company with industry leading profitability. We remain firm in our belief in, and commitment to, our strategy of geographic and product diversification," concluded Mr. Chao.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino, twill and knitted garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, Madagascar, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in economic or political conditions or trade regulations in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2001. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Novel Denim Holdings Limited
(Registrant)

Date: April 3, 2002

By: ______________________
K.C. Chao
Chief Executive Officer and President